SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No  ☒

Establishment of committees within the BOD to improve corporate governance

As part of the corporate governance improvement, LG Display has decided to establish an ESG committee and an internal transaction committee in accordance with the Board of Directors regulations.

1. Purpose of the Committee Establishment

•	ESG Committee: To strengthen ESG management on environment, society and governance to realize long-term and sustainable growth

•	Internal Transaction Committee: To enhance the fairness and transparency of the corporate transactions by strengthening the company’s internal control over internal transactions

2. Composition of the Committees

•	Each committee shall be comprised of at least three directors, and at least two-thirds of them shall be outside directors.

•	Each committee selects its chairperson by resolution of the committee.

3. Committee Establishment Date

•	ESG Committee: 26 April 2021

•	Internal Transaction Committee: 1 July 2021

4. Decision Date : 26 April 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 27, 2021	By:	/s/ Daniel Lee
(Signature)
	Name:	Daniel Lee
	Title:	Head of IR